As filed with the Securities and Exchange Commission on August 31, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

SOMERA COMMUNICATIONS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	77-0521878
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5383 Hollister Avenue

Santa Barbara, California 93111

(805) 681-3322

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David W. Heard

Chief Executive Officer

5383 Hollister Avenue

Santa Barbara, California 93111

(805) 681-3322

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Jeffrey D. Saper, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

Fax: (650) 493-6811

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, par value $0.001 per share	8,000,000 shares	$1.35	$10,800,000	$1,368.36

(1)	The price of $1.35 per share, which was the average of the high and low prices of the Registrant’s Common Stock on the Nasdaq National Market on August 27, 2004, is set forth solely for the purposes of calculating the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

PROSPECTUS

(Subject to Completion, dated August 31, 2004)

8,000,000 Shares

Somera Communications, Inc.

Common Stock

This prospectus relates to the public offering, which is not being underwritten, of up to 8,000,000 shares of our Common Stock which is held by certain of our current stockholders. The selling stockholders identified in this prospectus acquired shares of our Common Stock from Dan Firestone and Gil Varon in a private placement sale transaction on May 28, 2004.

The prices at which such stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. Somera Communications, Inc. will not receive any of the proceeds from the sale of the shares.

Our Common Stock is listed on the Nasdaq National Market under the symbol “SMRA.” On August 30, 2004, the closing price for our Common Stock was $1.32 per share.

Investing in our Common Stock involves certain risks. See “Risk Factors” beginning on page 2.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is August     , 2004.

No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by Somera Communications, Inc. (referred to in this prospectus as “Somera,” the “Company” and “we”), any selling stockholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made. References made herein to this prospectus shall include any prospectus supplement subsequently filed.

Where You Can Find More Information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public conference rooms. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering by us described in this prospectus is completed.

(1)	Somera’s Annual Report on Form 10-K for the year ended December 31, 2003, filed with the SEC on February 27, 2004;

(2)	Somera’s Quarterly Reports on Form 10-Q, for the quarter ended March 31, 2004 filed with the SEC on April 28, 2004, and for the quarter ended June 30, 2004 filed with the SEC on August 9, 2004.

(3)	Somera’s Current Reports on Form 8-K, filed with SEC on February 18, 2004, and filed with the SEC on April 21, 2004 (but not the portions of such Form 8-K which were furnished, and not filed, including Item 12 or Exhibit 99.2 thereof); and

(4)	The description of our Common Stock contained in our Registration Statement on Form S-1, as amended, filed with the SEC on September 10, 1999.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Jeremy D. Rossen

Vice President and General Counsel

Somera Communications, Inc.

5383 Hollister Avenue

Santa Barbara, California 93111

(805) 681-3322

You should rely only on the information incorporated by reference or provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

Somera Communications, Inc.

Somera provides telecommunications operators with a broad range of infrastructure equipment and related services to meet their specific and changing equipment needs. Somera offers its customers a unique combination of new and re-used equipment from a variety of manufacturers, allowing them to make multi-vendor purchasing decisions from a single cost-effective source. Although Somera purchases some equipment directly from manufacturers, much of the equipment it sells is procured on the secondary market from telecommunications operators and other sources. To further support its core strategy of buying and selling equipment, Somera also provides related services that help it identify opportunities for equipment sales or give it access to purchase equipment that an operator no longer needs.

Somera Communications, Inc. was formed in August 1999 and is incorporated under the laws of the State of Delaware. In November 1999, we raised approximately $107 million in net proceeds from our initial public offering. Since that time, our common stock has traded on the Nasdaq National market under the symbol SMRA. As of August 4, 2004, there were 49,761,557 shares of Common Stock of Somera issued and outstanding.

Forward-Looking Statements

This prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward- looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially from those expressed or forecasted in any such forward-looking statements as a result of certain factors, including those set forth in “Risk Factors,” as well as those noted in the documents incorporated herein by reference. In connection with forward-looking statements which appear in these disclosures, investors should carefully review the factors set forth in this prospectus under “Risk Factors.”

Risk Factors

You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our Common Stock could decline and you could lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

The following risk factors should be considered in conjunction with the information included in or incorporated by reference to this Form S-3.

Risks Related to Somera

Our operating results are likely to fluctuate in future periods, which might lead to reduced prices for our stock.

Our annual or quarterly operating results are difficult to predict and are likely to fluctuate significantly in the future as a result of numerous factors, many of which are outside of our control. If our annual or quarterly operating results do not meet the expectations of securities analysts and investors, the trading price of our stock could significantly decline. Factors that could impact our operating results include:

•	the rate, timing and volume of orders for the telecommunications infrastructure equipment we sell;

•	the rate at which telecommunications operators de-install their equipment;

•	decreases in our selling prices due to competition in the secondary market or price pressure from OEMs;

•	our ability to obtain products cost-effectively from OEMs, distributors, operators and other secondary sources of telecommunications equipment;

•	our ability to provide equipment and service offerings on a timely basis to satisfy customer demand;

•	variations in customer capital spending patterns due to seasonality, economic conditions for telecommunications operators and other factors;

•	write-offs due to inventory defects or obsolescence;

•	the sales cycle for equipment we sell, which can be relatively lengthy;

•	delays in the commencement of our operations in new market segments and geographic regions;

•	costs relating to possible acquisitions and integration of new businesses; and

•	completed and/or concerns of impending consolidation of telecommunications operators.

Our business depends upon our ability to match third party re-used equipment supply with telecommunications operators demand for this equipment and failure to do so could reduce our net revenue or increase our expenses.

Our success depends on our continued ability to match the equipment needs of telecommunications operators with the supply of re-used equipment available in the secondary market. We depend upon maintaining business relationships with third parties who can provide us with re-used equipment and information on available re-used equipment. Failure to effectively manage these relationships and match the needs of our customers with available supply of re-used equipment could damage our ability to generate net revenue. In the event operators decrease the rate at which they de-install their networks, or choose not to de-install their networks at all, it would be more difficult for us to locate this equipment, which could negatively impact our net revenue. Alternatively, if we do not adequately match supply by making equipment purchases in anticipation of sales to our customers that do not materialize prior to the decline in market value of such inventory or obsolescence of such inventory, this could result in higher costs to us in the form of future inventory write-downs.

A continued downturn in the telecommunications industry or an industry trend toward reducing or delaying additional equipment purchases due to cost-cutting pressures could reduce demand for our products.

We rely significantly upon customers concentrated in the telecommunications industry as a source of net revenue and re-used equipment inventory. In 2002, 2003 and continuing in 2004, we experienced a general downturn in the level of capital spending by our telecommunications customers. This slow-down in capital spending could result in postponement of network upgrades and reduced sales to our customers. There can be no assurance that the level of capital spending in the telecommunications industry or by our customers specifically will increase or remain at current levels, or generate future net revenue levels at which our business would be profitable in future periods.

The market for supplying equipment to telecommunications operators is competitive, and if we cannot compete effectively, our net revenue and gross margins might decline.

Competition among companies who supply equipment to telecommunications operators is intense. We currently face competition primarily from three sources: OEMs, distributors and secondary market dealers who sell new and re-used telecommunications infrastructure equipment. If we are unable to compete effectively against our current or future competitors, we may have to lower our selling prices and may experience reduced gross margins and loss of market share, either of which could harm our business.

Competition is likely to increase as new companies enter this market, as current competitors expand their products and services or as our competitors consolidate. Increased competition in the secondary market for telecommunications equipment could also heighten demand for the limited supply of re-used equipment, which would lead to increased prices for, and reduce the availability of, this equipment. Any increase in these prices could significantly impact our ability to maintain our gross margins.

We do not have many formal relationships with suppliers of telecommunications equipment and may not have access to adequate product supply.

For the three months ended June 30, 2004, 65.9% of our net revenue was generated from the sale of re-used telecommunications equipment. Typically, we do not have supply contracts to obtain this equipment and are dependent on the de-installation of equipment by operators to provide us with much of the equipment we sell. Our ability to buy re-used equipment from operators is dependent on our relationships with them. If we fail to develop and maintain these business relationships with operators or they are unwilling to sell re-used equipment to us, our ability to sell re-used equipment will suffer.

Our customer base is concentrated and the loss of one or more of our key customers would have a negative impact on our net revenue.

Historically, a significant portion of our sales has been to relatively few customers. Sales to our ten largest customers accounted for 42.0% of our net revenue for the three months ended June 30, 2004. No single customer accounted for at least 10% of our net revenue in the six months ended June 30, 2004 or in 2003. In addition, substantially all of our sales are made on a purchase order basis, and we do not have long term purchasing agreements with customers. We face a further risk that consolidation among our significant customers, such as the recently announced acquisition of AT&T Wireless by Cingular Wireless, could result in more customer concentration and fewer sales opportunities that would adversely impact our net revenue. As a result, we cannot be certain that our current customers will continue to purchase from us. The loss of, or any reduction in orders from, a significant customer would have a negative impact on our net revenue.

We may be forced to reduce the sales prices for the equipment we sell, which may impair our ability to maintain our gross margins.

In the future we expect to reduce prices in response to competition and to generate increased sales volume. In 2003 and the first six months of 2004, some manufacturers reduced their prices of new telecommunications equipment. If manufacturers reduce the prices of new telecommunications equipment, we may be required to further reduce the price of the new and re-used equipment we sell. If we are forced to reduce our prices or are unable to shift the sales mix towards higher margin equipment sales, we will not be able to maintain current gross margins.

The market for re-used telecommunications equipment is relatively new and it is unclear whether our equipment and service offerings and our business will achieve long-term market acceptance.

The market for re-used telecommunications equipment is relatively new and evolving, and we are not certain that our potential customers will adopt and deploy re-used telecommunications equipment in their networks. For example, with respect to re-used equipment that includes a significant software component, potential customers may be unable to obtain a license or sublicense for the software. Even if they do purchase re-used equipment, our potential customers may not choose to purchase re-used equipment from us for a variety of reasons. Our customers may also re-deploy their displaced equipment within their own networks, which would eliminate their need for our equipment and service offerings. These internal solutions would also limit the supply of re-used equipment available for us to purchase, which would limit the development of this market.

We may fail to continue to attract, develop and retain key management and sales personnel, which could negatively impact our operating results.

We depend on the performance of our executive officers and other key employees. The loss of key members of our senior management or other key employees could negatively impact our operating results and our ability to execute our business strategy. For example, in April 2004, we announced the appointment of David W. Heard as our president and chief executive officer. In addition, in 2003, we announced management changes whereby our former president and chief executive officer, Rick Darnaby, left our Company, and our chief financial officer, C. Stephen Cordial became acting president and chief executive officer until David W. Heard, the Company’s newly appointed president and chief executive officer commenced his employment in May 2004. In addition, we depend on our sales professionals to serve customers in each of our markets. The loss of key sales professionals could significantly disrupt our relationships with our customers. We do not have “key person” life insurance policies on any of our employees.

Our future success also depends on our ability to attract, retain and motivate highly skilled employees. Competition for employees in the telecommunications equipment industry is intense. Additionally, we depend on our ability to train and develop skilled sales people and an inability to do so would significantly harm our growth prospects and operating performance.

Our business may suffer if we are not successful in our efforts to keep up with a rapidly changing market.

The market for the equipment and services we sell is characterized by technological changes, evolving industry standards, changing customer needs and frequent new equipment and service introductions. Our future success in addressing the needs of our customers will depend, in part, on our ability to timely and cost-effectively:

•	respond to emerging industry standards and other technological changes;

•	develop our internal technical capabilities and expertise;

•	broaden our equipment and service offerings; and

•	adapt our services to new technologies as they emerge.

Our failure in any of these areas could harm our business. Moreover, any increased emphasis on software solutions as opposed to equipment solutions could limit the availability of re-used equipment, decrease customer demand for the equipment we sell, or cause the equipment we sell to become obsolete.

The lifecycles of telecommunications infrastructure equipment may become shorter, which would decrease the supply of, and carrier demand for, re-used equipment, or which could increase our expenses.

Our sales of re-used equipment depend upon telecommunications operator utilization of existing telecommunications network technology. If the lifecycle of equipment comprising operator networks is significantly shortened for any reason, including technology advancements, the installed base of any particular model would be limited. This limited installed base would reduce the supply of, and demand for, re-used equipment, which could decrease our net revenue. Additionally, to the extent that lifecycles for telecommunications equipment are shortened, equipment we hold in anticipation of future sales may, to an accelerating degree, become less valuable or obsolete and subject to an inventory write-down, which would increase our expense levels.

Many of our customers are telecommunications operators that may at any time reduce or discontinue their purchases of the equipment we sell to them.

If our customers choose to defer or curtail their capital spending programs, it could have a negative impact on our sales to those telecommunications operators, which would harm our business. A significant portion of our customers are emerging telecommunications operators who compete against existing telecommunications companies. These new participants only recently began to enter these markets, and many of these operators are still building their networks and rolling out their services. They require substantial capital for the development, construction and expansion of their networks and the introduction of their services. If emerging operators fail to acquire and retain customers or are unsuccessful in raising needed funds or responding to any other trends, such as price reductions for their services or diminished demand for telecommunications services in general, then they could be forced to reduce their capital spending programs.

If we fail to implement our strategy of purchasing equipment from and selling equipment to Regional Bell Operating Companies, our growth will suffer.

One of our strategies is to develop and expand our relationships with Regional Bell Operating Companies, or RBOCs. We believe the RBOCs could provide us with a significant source of additional net revenue. In addition, we believe the RBOCs could provide us with a large supply of re-used equipment. We cannot assure you that the implementation of this strategy will be successful. RBOCs may not choose to sell re-used equipment to us or may not elect to purchase this equipment from us. RBOCs may instead develop those capabilities internally or elect to compete with us and resell re-used equipment to our customers or prospective customers. If we fail to successfully develop our relationships with RBOCs or if RBOCs elect to compete with us, our growth could suffer.

If we do not continue to expand our international operations our growth could suffer.

We intend to continue expanding our business in international markets. This expansion will require significant management attention and financial resources to develop a successful international business, including sales, procurement and support channels. Following this strategy, we opened our European headquarters in the fourth quarter of 2000, and in 2002 established sales offices in Sweden and Russia. However, we may not be able to maintain or increase international market demand for the equipment we sell, and therefore we might not be able to expand our international operations. Our experience in providing equipment outside the United States is increasing, but still developing. Sales to customers outside of the United States accounted for $11.1 million, or 20.5%, of our net revenue for the six months ended June 30, 2004 and $15.7 million, or 21.9%, of our net revenue in the six months ended June 30, 2003.

If we do engage in selective acquisitions, we may experience difficulty assimilating the operations or personnel of the acquired companies, which could threaten our future growth.

If we make acquisitions in the future, we could have difficulty assimilating or retaining the acquired companies’ personnel or integrating their operations, equipment or services into our organization. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Moreover, our profitability may suffer because of acquisition-related costs, impairment of goodwill, or amortization of acquired other intangible assets. Furthermore, we may have to incur debt or issue equity securities in any future acquisitions. The issuance of equity securities would be dilutive to our existing stockholders.

Defects in the equipment we sell may seriously harm our credibility and our business.

Telecommunications operators require a strict level of quality and reliability from telecommunications equipment suppliers. Telecommunications equipment is inherently complex and can contain undetected software or hardware errors. If we deliver telecommunications equipment with undetected material defects, our reputation, credibility and equipment sales could suffer. Moreover, because the equipment we sell is integrated into our customers’ networks, it can be difficult to identify the source of a problem should one occur. The occurrence of such defects, errors or failures could also result in delays in installation, product returns, product liability and warranty claims and other losses to us or our customers. In some of our contracts, we have agreed to indemnify our customers against liabilities arising from defects in the equipment we sell to them. Furthermore, we supply most of our customers with warranties that cover the equipment we offer. While we may carry insurance policies covering these possible liabilities, these policies may not provide sufficient protection should a claim be asserted. A material product liability claim, whether successful or not, could be costly, damage our reputation and distract key personnel, any of which could harm our business.

Our strategy to outsource services could impair our ability to deliver our equipment on a timely basis.

While we have expanded our services capability, we still currently depend on, to a large degree, third parties for a variety of equipment-related services, including engineering, repair, transportation, testing, installation and de-installation. This outsourcing strategy involves risks to our business, including reduced control over delivery schedules, quality and costs and the potential absence of adequate capacity. In the event that any significant subcontractor was to become unable or unwilling to continue to perform their required services, we would have to identify and qualify acceptable replacements. This process could be lengthy, and we cannot be sure that additional sources of third party services would be available to us on a timely basis, or at all.

Our quarterly net revenue and the price of our stock may be negatively impacted by the seasonal purchasing patterns of our customers.

Our quarterly net revenue may be subject to the seasonal purchasing patterns of our customers, which may occur as a result of our customers’ annual budgetary, procurement and sales cycles. If our quarterly net revenue fails to meet the expectations of analysts due to those seasonal fluctuations, the trading price of our common stock could be negatively affected.

Our ability to meet customer demand and the growth of our net revenue could be harmed if we are unable to manage our inventory needs accurately.

To meet customer demand in the future, we believe it is necessary to maintain or increase some levels of inventory. Failure to maintain adequate inventory levels in these products could hurt our ability to make sales to our customers. In the past, we have experienced inventory shortfalls on certain high demand equipment, and we cannot be certain that we will not experience such shortfalls again in the future, which could harm our ability to meet customer demand. Further, rapid technology advancement could make portions of our existing inventory obsolete and cause us to incur losses. In addition, if our forecasts lead to an accumulation of inventories that are not sold in a timely manner, our business could suffer.

The corruption or interruption of key software systems we use could cause our business to suffer if it delays or restricts our ability to meet our customers’ needs.

We rely on the integrity of key software and systems. Specifically we rely on our relationship management database which tracks information on currently or potentially available re-used equipment. This software and these systems may be vulnerable to harmful applications, computer viruses and other forms of corruption and interruption. In the event any form of corruption or interruption affects our software or systems, it could delay or restrict our ability to meet our customers’ needs, which could harm our reputation or business.

If we are unable to meet our additional capital needs in the future, we may not be able to execute our business growth strategy.

We currently anticipate that our available cash resources will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months. However, our resources may not be sufficient to satisfy these requirements. We may need to raise additional funds through public or private debt or equity financings to:

•	take advantage of business opportunities, including more rapid international expansion or acquisitions of complementary businesses;

•	develop and maintain higher inventory levels;

•	gain access to new product lines;

•	develop new services; or

•	respond to competitive pressures.

Any additional financing we may need might not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our business could suffer if the inability to raise this funding threatens our ability to execute our business growth strategy. Moreover, if additional funds are raised through the issuance of equity securities, the percentage of ownership of our current stockholders will be reduced. Newly issued equity securities may have rights, preferences and privileges senior to those of investors in our common stock. In addition, the terms of any debt could impose restrictions on our operations.

We face the risk of future non-recurring charges in the event of impairment.

We adopted SFAS No. 142, “Goodwill and Other Intangible Assets”, beginning in January 2002 and, as a result, we no longer amortize goodwill. However, we will continue to have amortization related to other purchased intangibles, and we must evaluate our intangible assets, including goodwill, at least annually for impairment. In June 2004, we completed our annual goodwill impairment test and determined that our goodwill was not impaired and no impairment charge was necessary.

In the fourth quarter of 2003, we reviewed the future realizability of our deferred tax assets. We determined that our ability to generate sufficient future taxable income was uncertain. As such, we took a charge of $24.8 million to write off all of our short and long-term deferred tax assets.

Our facilities could be vulnerable to damage from earthquakes and other natural disasters.

Our headquarters in Santa Barbara, California is located on or near known earthquake fault zones and our facilities worldwide are vulnerable to damage from fire, floods, earthquakes, power loss, telecommunications failures and similar events. If a disaster occurs that impacts our headquarters, our Texas distribution center or our offices in the Netherlands, our ability to test and ship the equipment we sell would be seriously, if not completely, impaired, and our inventory could be damaged or destroyed, which would seriously harm our business. We cannot be sure that the insurance we maintain against fires, floods, earthquakes and general business interruptions will be adequate to cover our losses in any particular case.

Our officers and directors exert substantial influence over us, and may make future business decisions with which some of our stockholders might disagree.

Our executive officers, directors and entities affiliated with them beneficially own an aggregate of approximately 24.4% of our outstanding common stock as of July 9, 2004. As a result, these stockholders will be able to exercise substantial influence over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in our control.

Use of Proceeds

Somera will not receive any of the proceeds from the sale of the shares offered by this prospectus. All proceeds from the sale of the shares offered hereby will be for the account of the selling stockholders, as described below.

Selling Stockholders

The following tables set forth as of the date of this prospectus, the names of the selling stockholders, the number of shares of Common Stock that the selling stockholders own, the number of shares of Common Stock owned by the selling stockholders that may be offered for sale from time to time by this prospectus, and the number of shares of Common Stock to be held by the selling stockholders assuming the sale of all the Common Stock offered hereby. An aggregate of 8,000,000 shares of Common Stock may be offered for sale by this prospectus.

The shares being offered by the selling stockholders that appear on the following table were acquired from Dan Firestone and Gil Varon, each of whom is a former officer and former director of Somera, in a private placement transaction on May 28, 2004.

	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering
Name of Selling Stockholder	Number	Percent		Number	Percent
Gryphon Master Fund, L.P	4,609,769	9.3%	3,400,000	1,209,769	2.4%
Milfam II, L.P	750,000	1.5%	750,000	—	—
Lloyd I. Miller A-4	750,000	1.5%	750,000	—	—
Phil Herman	300,000	*	300,000	—	—
SACC Partners L.P	2,910,311	5.8%	2,650,000	260,311	*
ISA Recovery Fund L.P	150,000	*	150,000	—	—
TOTAL	9,470,080	19.0%	8,000,000	1,470,080	3.0%

*	denotes less than one percent.

Plan of Distribution

The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The selling stockholders will act independently of Somera in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the shares being offered hereby on the Nasdaq National Market, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, at varying prices or at negotiated prices. These sales may be effected at various times in one or more of the following transactions, or in other kinds of transactions:

•	transactions on the Nasdaq National Market, the New York Stock Exchange or any national securities exchange or U.S. inter-dealer system of a registered national securities association on which our Common Stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in private transactions and transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	in connection with short sales of the shares;

•	by pledge to secure debt and other obligations;

•	through the writing of options, whether the options are listed on an options exchange or otherwise;

•	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

•	through a combination of any of the above transactions.

The selling stockholders and their successors, including their transferees, pledgees or donees or their successors, may sell the Common Stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

We entered into a registration rights agreement for the benefit of Dan Firestone and Gil Varon and any subsequent transferees of their shares of Common Stock (i.e., the selling stockholders) to register our Common Stock under applicable federal and state securities laws. The registration rights agreement provides for cross-indemnification of the selling stockholders and us and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the Common Stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling stockholders incident to the offering and sale of the Common Stock.

To comply with the securities laws of certain states, if applicable, the shares offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares offered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of the shares offered hereby in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling stockholders may indemnify any broker-dealer than participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

Any selling stockholder may distribute its shares, from time to time, to its limited and/or general partners, who may sell shares pursuant to this prospectus. Any selling stockholder may also transfer shares owned by it by gift, and upon any such transfer the donee would have the same right of sale as the selling stockholder.

At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

Indemnification of Directors and Officers

Our Bylaws limit the liability of our directors and officers for expenses to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

Our Certificate of Incorporation provides that we must indemnify our directors and may indemnify our other officers, employees and agents to the fullest extent permitted by law.

We have also entered into agreements to indemnify our directors and officers. These agreements, among other things, indemnify our directors and officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Somera, arising out of such person’s services as a Somera director or officer, any subsidiary of Somera or any other company or enterprise to which the person provides services at our request.

Somera’s Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification. We also maintain an insurance policy insuring our directors and officers against liability for certain acts and omissions while acting in their official capacities.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling Somera pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Legal Matters

Certain legal matters relating to the validity of the securities offered hereby will be passed upon for Somera by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

Experts

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Somera Communications, Inc. for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Prospective investors may rely only on the information contained in this Prospectus. Neither Somera nor any Selling Stockholder has authorized anyone to provide prospective investors with information different from that contained in this Prospectus. This Prospectus is not an offer to sell nor is it seeking an offer to buy the shares in any jurisdiction where the offer or sale is not permitted. The information contained in this Prospectus is correct only as of the date of this Prospectus, regardless of the time of the delivery of this Prospectus or any sale of the shares.

8,000,000 Shares

Somera Communications, Inc.

Common Stock

Prospectus

August     , 2004

Part II

Information Not Required In Prospectus

Item 14.	Other Expenses of Issuance and Distribution

The Company will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except for the Securities and Exchange Commission (“SEC”) registration fee and the Nasdaq Stock Market listing fee.

SEC Registration Fee	$1,369
Accounting fees and expenses	5,000
Legal fees and expenses	15,000
Printing costs	1,000
Miscellaneous	2,000

Total	$24,369

Item 15.	Indemnification of Directors and Officers

Our Bylaws limit the liability of our directors and officers for expenses to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

Our Certificate of Incorporation provides that we must indemnify our directors and may indemnify our other officers, employees and agents to the fullest extent permitted by law.

We have entered into agreements to indemnify our directors and officers, in addition to indemnification provided for in our Bylaws. These agreements, among other things, indemnify our directors and officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Somera, arising out of such person’s services as a Somera director or officer, any subsidiary of Somera or any other company or enterprise to which the person provides services at our request.

Somera’s Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification. We also maintain an insurance policy insuring our directors and officers against liability for certain acts and omissions while acting in their official capacities.

Item 16.	Exhibits

Exhibit Number

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

23.1	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)

23.2	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm

24.1	Power of Attorney (contained on Page II-4)

Item 17.	Undertakings

A.	The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (Section 230.424(b) of this chapter) if, the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that (i) and (ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by (i) and (ii) is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.	Undertaking Regarding Filings Incorporating Subsequent Exchange Act Documents by Reference.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.	Undertaking Regarding Indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

D.	Undertaking Regarding Registration Statement Permitted by Rule 430A.

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable cause to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Barbara, State of California, on August 31, 2004.

SOMERA COMMUNICATIONS, INC.

By:	/S/ DAVID W. HEARD
David W. Heard
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, David Heard and C. Stephen Cordial and each of them, as his attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any amendment to this Registration Statement on Form S-3, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant on August 31, 2004.

Signature	Title

/S/ DAVID W. HEARD David W. Heard	President and Chief Executive Officer (Principal Executive Officer) and Director

/S/ C. STEPHEN CORDIAL C. Stephen Cordial	Chief Financial Officer (Principal Financial and Accounting Officer)

/S/ BARRY PHELPS Barry Phelps	Chairman of the Board of Directors

/S/ WALTER G. KORTSCHAK Walter G. Kortschak	Director

/S/ CHARLES E. LEVINE Charles E. Levine	Director

/S/ CASIMIR SKRZYPCZAK Casimir Skrzypczak	Director

/S/ DAVID A. YOUNG David A. Young	Director

Index to Exhibits

Exhibit Number

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

23.1	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)

23.2	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm

24.1	Power of Attorney (contained on Page II-4)